

September 23, 2009

Mr. Eddie M. LeBlanc, III, Chief Financial Officer
Quest Resource Corporation
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102

> **Re: Quest Resource Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed June 3, 2009**
> **Form 10-Q for Fiscal Quarters Ended March 31 and June 30, 2009**
> **Filed August 17, 2009 and August 18, 2009**
> **Response Letter Dated March 24, 2009**
> **File No. 0-17371**

Dear Mr. LeBlanc:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Engineering Comments

Business and Properties, page 6

Appalachian Basin, page 9

1. We note the statement that you purchased 100Bcfe as of May 1, 2008, then sold about 33 BCFE to QELP. This appears to be inconsistent with the FAS 69 reconciliation of reserve changes on page F-76 where the 2008 line item "Purchase of reserves in place" is 95 BCFG and that for "Sale of reserves" is 4.4 BCFG. With a view toward possible disclosure, please provide to us a spread sheet presentation of the 2008 changes to your net reserves.

Please direct the engineering item to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Notes to Consolidated/Carve-Out Financial Statements, page F-10

Oil and Gas Reserve Quantities, page F-63

2.   Footnote (2) attributes 2008 negative revisions to lower prices at December 31, 2008 as compared to December 31, 2007. This negative revision is about 123 BCFG or 58% of the beginning balance of 211 BCFG. Please explain how the 11% decrease in year-end natural gas price for 2008 resulted in this large reduction to your net proved gas reserves.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Gary Newberry at (202) 551- 3761, Shannon Buskirk at (2002) 551-3717, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265 or Mike Karney at (202) 551-3847 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director